August 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letter dated August 3, 2016
regarding Forterra, Inc. Registration Statement on
Form S-1 Filed July 8, 2016 (File No. 333-212449)

Dear Ms. Long:

Forterra, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2016 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Registration Statement.

General

1.	We note that you intend to provide significant additional information in amendments to your registration statement, particularly in the form of exhibits such as your amended and restated Bylaws and the Tax Receivables Agreement. To the extent practicable, please include this information in the next amendment to the registration statement on Form S-1. We will need adequate time to review the information and may have additional comments.

Response:

We note the Staff’s comment and advise the Staff that we have filed with the Amendment all remaining exhibits other than the form of underwriting agreement and the forms of grant notices in respect of equity awards granted under the Company’s 2016 Stock Incentive Plan. We intend to file these remaining exhibits in subsequent amendments to the Registration Statement. Once a price range is determined, we will also complete any remaining information in the amendment to the Registration Statement disclosing the price range. In connection therewith, we acknowledge that the Staff will require adequate time to review such exhibits and new information and that the Staff may have additional comments after reviewing such exhibits and information.

2.	We note Heidelberg Cement AG and/or its subsidiaries (Hanson, Lehigh, Calaveras, Cadman, and Mission Valley) have (148) operating sand, gravel and/or crushed rock quarries in addition to the (13) Fonterra clay operations, which are not described or disclosed in your filing. Supplementally, please tell us if you have considered additional mining property disclosure pursuant to the Instructions to Item 102 of Regulation S-K. We generally consider additional Industry Guide 7 mining property disclosure to be necessary if the total asset value of the aggregate of all mining properties exceeds 10% of total assets. We consider mining properties to include properties used from the point of mineral extraction to the first point of sales. In your response, please tell us how you measure the materiality or significance of your mining properties. Based on your response we may have additional comment.

Response:

We note the Staff’s comment and respectfully advise the Staff that the Company does not believe that it has material or significant mining operations that would require disclosure under Industry Guide 7 or Item 102 of Regulation S-K. The removal of clay and shale for use in brick production is of a very different nature as compared to mining operations for coal, precious metals or other minerals. Clay and shale are two of the most abundant minerals on earth and have little commercial value while in the ground. Clay and shale are readily found just below the surface and can be removed at little expense. Clay and shale removal for brick production is by its nature much less capital intensive and involves much less risk than the mining operations contemplated by Industry Guide 7 and Item 102 of Regulation S-K.

The Company does not believe that it owns, operates or has any affiliation with the 148 operating sand, gravel and/or crushed rock quarries referenced in the Staff’s comment. The Company currently obtains its sand, clay and shale and from 24 active sites in the United States and Canada. The Company controls an additional 27 inactive sites in the United States and Canada. No single site or facility in itself is significant.

The Company does not believe that its clay and shale assets are significant in the aggregate as the Company currently assigns no book value to its sand, clay or shale rights independent of the value of the underlying real estate, which has a total gross book value of less than 5% of the total assets of the Company. No book value has been recorded for clay and shale reserves. Due to their abundance, the Company could readily purchase these materials from other landowners.

Based on the nature of the Company’s operations and the immateriality of each site on a stand-alone basis and of the Company’s clay and shale operations in the aggregate, the Company does not believe that it is meaningful nor is it required to investors to provide the information contemplated by Industry Guide 7 or Item 102 of Regulation S-K for the sites from which it removes clay and shale.

Industry and Market Data, page ii

3.	Please disclose from which firms listed you commissioned information for use in the registration statement. We note that you obtained and filed consents for Freedonia Custom Research Group and Freedonia Group.

Response:

We note the Staff’s comment and advise the Staff that the Construction Materials in the U.S., Eastern Canada and the UK Final Report (July 2014) prepared by Freedonia was commissioned by our predecessor in connection with the abandoned public offering of Hanson Building Products Ltd and we have disclosed such fact on page ii of the Amendment. We also advise the Staff that we or an affiliate paid an immaterial fee for access to the information provided by Dodge and the two other reports prepared by Freedonia noted on page ii of the Registration Statement, but such materials are available to any person who is willing to pay the applicable fee and neither we nor our Predecessor commissioned the preparation of such materials. The remaining materials cited on page ii of the Registration Statement are publicly available without paying any fee.

Prospectus Summary, page 1

4.	You discuss pro forma financial amounts only in certain areas, including at the bottom of page 2. Please discuss the historical amounts as well with equal prominence.

Response:

We note the Staff’s comment and advise the Staff that we have revised the referenced disclosure and other similar disclosures regarding pro forma amounts to discuss comparable predecessor and successor historical amounts.

Bricks, page 4, 120, 132

Our Segments, page 80

5.	We note your reference to raw material reserves in this section. Please clarify your disclosure by stating your present clay reserves, annual production, and estimated mine life for your clay operations.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure regarding our clay operations on page 133 of the Amendment.

Summary, page 5

6.	We note your disclosure on page 119 that your Bricks segment accounted for 8% of your pro forma net sales in FY 2015. With a view toward enhanced disclosure, please explain why your Bricks segment is absent from your table and discussion of Key Segments on pages 5 and 121.

Response:

We note the Staff’s comment and respectfully note that we have not included our brick segment in the referenced tables because that disclosure highlights our key segments and we do not view the brick segment as a core component of our business. As reflected in both our historical and pro forma financial statements, which contain complete data regarding all of our segments, our brick business does not represent a material component of our results of operations. Therefore, while we discuss our brick business when discussing our segments as a group, as we do in introducing the three on page 4, and when discussing them in greater detail beginning on pages 122-123, and when discussing our financial results in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, we do not believe a discussion of the brick segment is necessary in disclosure meant to highlight key segments.

7.	Please disclose in this section that some of the underwriters in this offering will be receiving proceeds from this offering as repayment of debt owed to them. We note the Conflicts of Interest section on page 193.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure regarding the fact that one of the underwriters is expected to receive proceeds from this offering through the repayment of debt on pages 16-17 of the Amendment.

Labor disruptions and other union activity could have a material adverse effect us, page 29

8.	Please disclose whether you have experienced labor disruptions. We note the disclosure on page 136 regarding the past four years.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure regarding historical labor disruptions on page 28 of the Amendment.

Use of Proceeds, page 50

9.	Please indicate the extent to which, if any, funds raised in the present offering may be used to satisfy obligations to HeidelbergCement in the event the earnout dispute is resolved adversely to your company.

Response:

We note the Staff’s comment and advise the Staff that we believe our calculation of adjusted EBITDA for fiscal year 2015 under the purchase agreement is correct and do not consider a payment on the earn-out to be probable. However, to the extent the earn-out dispute is resolved adversely to us, we do not intend to use proceeds from the offering to satisfy any such obligation to HeidelbergCement.

10.	You list the discharge of outstanding debt as your first priority for use of the proceeds of this offering. Please indicate the interest rate and maturity of the indebtedness to which you intend to apply these proceeds, or a cross-reference to such discussion elsewhere in your registration statement, and any other information required by Instruction 4 to Item 504 of Regulation S-K.

Response:

We note the Staff’s comment and advise the Staff that we have included a cross-reference to the relevant disclosure regarding our outstanding debt on page 51 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

General

11.	Please discuss the tax receivable agreement with Lone Star and correspondingly what consideration was given to reflecting the agreement in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response:

We note the Staff’s comment and advise the Staff that we have revised our pro forma financial statements to reflect adjustments in respect of the tax receivable agreement on page 81 of Amendment No. 1.

12.	On page F-62, you discuss a transition services agreement with Heidelberg Cement A.G. Please clarify in your disclosures whether you are still subject to this agreement. On pages F-63 and page 171 you also discuss an advisory agreement with Hudson Advisors which it appears will terminate in consummation of this offering. Please address how you intend to replace the services that were provided by this agreement and correspondingly what consideration was given as to whether incremental costs to replace these services need to be reflected in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response:

We note the Staff’s comment and advise the Staff that we have included disclosure regarding the transition services agreement with HeidelbergCement and the asset advisory agreement with Hudson Advisors on page 66 of the Amendment.

13.	It appears that certain entities acquired had outstanding stock options or other common stock equivalents. For example, we note that USP Holdings, Inc. had outstanding options as discussed on page F-92. Please disclose how these were settled as part of the acquisitions and how the settlement of these are reflected in your pro forma financial information.

Response:

We note the Staff’s comment and advise the Staff that we have included disclosure regarding the settlement of U.S. Pipe stock options on page 74 of the Amendment. We further advise the Staff that none of the other acquisitions that are disclosed in the Amendment involved the settlement of stock options or other common stock equivalents.

14.	Please show the calculations used to arrive at your adjustment amounts, including adjustments to depreciation and amortization expenses and interest expense, in the notes to the pro forma financial information. For example, in a similar manner to your disclosures for the pro forma amortization adjustment related to the U.S. Pipe acquisition on page 74, please show the calculation used to arrive at the amounts of depreciation and amortization expense for assets acquired, including the specific asset categories and corresponding useful lives.

Response:

We note the Staff’s comment and advise the Staff that we have expanded the disclosure in the relevant notes to our unaudited pro forma condensed combined financial information to include the requested calculations.

15.	In a note to the pro forma financial information, please clearly disclose how you are arriving at the number of weighted average shares to use in computing your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response:

We note the Staff’s comment and advise the Staff that we have included disclosure regarding how we will arrive at the number of weighted average shares to be used in computing pro forma earnings per share amounts on page 80 of the Amendment.

16.	We note the dividend paid to the Lone Star Fund of $345 million significantly exceeded your earnings in the current year. In this regard, please provide the pro forma per share data required pursuant to SAB Topic 1:B.3.

Response:

We note the Staff’s comment and advise the Staff that we have included disclosure regarding the pro forma per share data required pursuant to SAB Topic 1:B:3 on page 80 of the Amendment.

Note 3. Pro Forma Adjustments for the Cretex Acquisition, page 66

17.

We note that the Cretex acquisition was completed on October 1, 2015 and the pro forma adjustments reflect the inclusion of Cretex’s historical results of operations as if it had been acquired on January 1, 2015. In this regard, please clarify why the historical amounts reflected would not be the same as the amounts reported in the separate carve-out financial statements. For example, for the year ended December 31, 2015, you disclose that the pro forma adjustments reflect an increase in cost of goods sold of $127.4 million, which compares to cost of goods sold of $122.0 million reported for the period ended September 30, 2015 on page F-127 of the carve-out financial statements.

Response:

We note the Staff’s comment and advise the Staff that we have updated the historical results of operations of Cretex included in the unaudited pro forma condensed combined financial information to match the comparable information reported in the separate carve-out financial statements for Cretex.

Note 8. Pro Forma Adjustments for Offering, page 77

18.	Please clarify whether you intend to reflect the portion of the net offering proceeds which will be used to repay outstanding debt and the corresponding debt repayment in your pro forma financial information.

Response:

We note the Staff’s comment and advise the Staff that we intend to reflect the portion of the net offering proceeds which will be used to repay outstanding debt and the corresponding debt repayment in our pro forma financial information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

Results of Operations, page 88

19.	We note your disclosures on page 82 which cite the reason for your presentation of the combined results for the predecessor and successor periods for the three month period ended March 31, 2015 and the year ended December 31, 2015. Please be advised that it is not appropriate to combine the results for the predecessor and successor periods for purposes of your MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable. In this regard, please revise MD&A to include separate discussions of the predecessor and successor entities’ historical results for each respective period.

Response:

We note the Staff’s comment and advise the Staff that we have revised our MD&A disclosure in the Amendment to remove all discussion of combined results of operations and to include separate discussions of the relevant historical Predecessor and Successor period results.

Liquidity and Capital Resources, page 103

20.	Please expand your discussion to address the following:

•	Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments;

•	Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

•	Disclose, if true, that you do not intend to repatriate these amounts;

•	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations; and,

•	Disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date.

Refer to Item 303(a)(1) and (2) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

We note the Staff’s comment and advise the Staff that neither the U,S. entities nor the Canadian entities included in the combined financial statements have any foreign subsidiaries. They are currently related through common ownership by a U.K. entity which is not a part of the combined financial statements. Therefore, there are no foreign earnings to either reinvest or repatriate into either the United States or Canada. In connection with the offering, we intend to contribute the U.S. and Canadian entities to a the registrant, which is U.S holding company, pursuant to the internal reorganization transaction described on page 14 of the Amendment. Following the Reorganization, the registrant will evaluate whether it should provide deferred taxes with respect to the earnings of the Canadian entities.

In respect of the Staff’s comment, we have included additional disclosure responding to the first, fourth and fifth bullets in the Staff’s comment on page 106 of Amendment No. 1. Regarding the second and third bullets in the Staff’s comment, the determination of whether there is sufficient liquidity available in the United States to fund the Company’s future domestic operations and debt repayment obligations, and therefore management’s determination regarding its intent to repatriate funds, is contingent upon the final decision reached in respect of the Company’s contemplated refinancing. No final conclusions have been reached, but the Company’s determination in respect thereof, and management’s intent with respect to any future repatriation of cash held by foreign subsidiaries, will be disclosed in a future amendment to the Registration Statement, as applicable. As a result of the foregoing, no deferred tax liabilities have been recognized with regard to the approximately $14.6 million and $8.8 million of cash held by our foreign subsidiaries as of June 30, 2016 and December 31, 2015, respectively, and undistributed earnings. Further, potential tax implications of the repatriation of unremitted earnings are driven by facts at the time of distribution. Therefore it is not practicable to estimate the income tax liabilities that might be incurred if such earnings were remitted to the United States. If such funds are anticipated to be needed for operations in the United States, the Company will provide additional disclosure in respect thereof in a future amendment to the Registration Statement to address any potential material tax implications. We acknowledge that the Staff will require adequate time to review any such new information included in future amendments to the Registration Statement and that the Staff may have additional comments after reviewing such information.

Quantitative and Qualitative Disclosures about Market Risk, page 108

21.	You disclose that you utilize derivative instruments to manage selected foreign currency and interest rate exposures. Please provide the qualitative information required by Item 305(b) of Regulation S-K. Alternately, you may provide a cross-reference to Note 11 of your Combined Financial Statements.

Response:

We note the Staff’s comment and respectfully advise the Staff that we have included the requested cross-reference, but to note 9, Derivatives and Hedging of the notes to our audited combined financial statements on page 110 of the Amendment.

Business, page 118

22.	Please provide the geographic information called for by Item 101(d) of Regulation S-K, or provide a cross-reference to Note 14 of your Combined Financial Statements.

Response:

We note the Staff’s comment and respectfully advise the Staff that we have included the requested cross-reference, but to note 14, Segment Information of the notes to our audited combined financial statements on page 137 of the Amendment.

Customers and Markets, page 132

23.	In Our Company on page 3 and elsewhere through your registration statement you discuss the importance to your business and operations of government-sponsored infrastructure projects and the requisite funding programs thereof. Here, you discuss that you typically sell your products to contractors that perform construction work for various levels of government. To the extent material to your business, please discuss any material portion of your business that you know may be subject to renegotiation or termination of contracts or subcontracts at the election of the respective government. See Item 101(c)(ix) of Regulation S-K.

Response:

We note the Staff’s comment and advise the Staff that no material portion of our business is subject to renegotiation or termination of contracts or subcontracts at the election of the government as contemplated by Item 101(c)(ix) of Regulation S-K because, as disclosed in the Registration Statement, our customers are typically contractors and distributors. When a governmental entity is the end user of our products, our customer is typically working with or for the general contractor, the party who ultimately works directly with the applicable governmental organization. While certain prospective business for which we may bid is subject to risk of renegotiation or termination by the governmental entity, generally our customers do not enter into binding agreements to purchase our products for government-funded projects until after the relevant funds have been appropriated. Any renegotiation or termination by a governmental entity would generally occur prior to our entering into a contractual arrangement with our customers. Therefore, we do not believe any disclosure is required under Item 101(c)(ix) of Regulation S-K.

Environmental, Health and Safety Matters, page 141

24.	We note your filing discloses reclamation costs for your clay and shale mining operations. Please disclose whether the (137) abandoned or closed sand, gravel and/or crush rock sites related to Heidelberg Cement AG are also included in these reclamation closure descriptions, projected costs, and asset retirement obligations.

Response:

We note the Staff’s comment and respectfully advise the Staff that our $1.4 million reclamation obligation as of December 31, 2015 does not include the 137 abandoned or closed sand, gravel and/or crush rock sites related to HeidelbergCement AG referenced above because we do not own, operate or have any affiliation with sites related to HeidelbergCement AG.

Long Term Incentive Plan, page 157

25.	Refer to the first bullet-point on page 158. Please tell us whether you anticipate the offering contemplated by this registration statement will qualify as a liquidating event under the terms of this bullet-point or any other arrangement providing for a cash payout to directors and/or officers.

Response:

We note the Staff’s comment and advise the Staff that we do not expect the offering will qualify as a liquidation event under the referenced bullet point or otherwise under our long term incentive plan, and we have disclosed such expectation on page 160 of the Amendment.

Principal and Selling Stockholders, page 169

26.	You state on page 170 that the selling stockholder may be deemed an underwriter in connection with this offering. Please provide a factual and legal analysis for your conclusion that Lone Star is not an underwriter, as that term is defined in Section 2(a)(11) of the Securities Act of 1933, in connection with this offering, or appropriately revise your registration statement to state that they are an underwriter.

Response:

We note the Staff’s comment and, in response thereto, respectfully submit that, although we have disclosed in the Registration Statement that the selling stockholder may be deemed to be an underwriter in connection with the offering, based on the analysis set forth below, we believe that the selling stockholder is not a statutory underwriter within the meaning of Section 2(a)(11) of the Securities Act and that we should not be required to revise the referenced disclosure to state that the selling stockholder is an underwriter in connection with the offering.

Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The Division of Corporation Finance’s guidance in Securities Act Rules Compliance and Disclosure Interpretation 612.09 provides that the following factors should be considered when analyzing whether a selling stockholder is acting as an underwriter: (i) how long the selling stockholder has held the shares; (ii) the circumstances under which it received them; (iii) its relationship to the issuer; (iv) the amount of shares involved; (v) whether the seller is in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Lone Star Fund IX (U.S.), L.P. (the “Fund”) acquired the Company in March 2015 (the “Acquisition”) for investment purposes and, unlike an underwriter, without any view towards distribution. Following the Acquisition, the Company has engaged in a number of strategic acquisition and restructuring activities, including the acquisitions of U.S. Pipe and Cretex, all of which are described in greater detail in the Registration Statement. These activities, as well as the fact the Fund has beneficially owned 100% of the Company’s equity since the Acquisition and has therefore borne the full risk of loss of its investment, demonstrate that the Fund made a fundamental decision to invest in the Company. Put another way, the Fund acquired the Company as an investment with the goal of increasing its value over the long-term and not with a view towards a near-term distribution of the Company’s equity. Following the offering, the Fund will continue to own at least a majority of the Company’s outstanding shares, and much more likely, a substantial majority. The shares beneficially owned by the Fund will also be subject to restrictions on transfer following the offering as more fully described in the Registration Statement under the caption “Shares Eligible for Future Sale.” Therefore, the Fund will continue to bear much of the risk of its investment in the Company, a risk it first assumed in March 2015, for quite some time.

Also of note is that neither the Fund nor the selling stockholder is in the business of underwriting securities. The Fund is part of a leading private equity firm that, since the establishment of its first fund in 1995, has organized 16 private equity funds with aggregate capital commitments totaling over $65.0 billion. The funds are structured as closed-end, private-equity limited partnerships, the limited partners of which include corporate and public pension funds, sovereign wealth funds, university endowments, foundations, funds of funds and high net worth individuals. The selling stockholder is a holding company controlled by the Fund that was formed solely for the purposes of acquiring the Company in the Acquisition and ultimately, following the internal reorganization described in the Registration Statement, holding the Fund’s investment in the Company. While the selling stockholder will have only held its shares in the Company for a short while following the reorganization, this result is solely a function of how the Fund has chosen to structure and hold its investment and does not in any way change the facts described above, including the Fund’s unbroken assumption of risk with respect to the investment in the Company since March 2015.

The terms of the offering also demonstrate that neither the Fund nor the selling stockholder is acting as an underwriter. The shares to be sold by both the Company and the selling stockholder will be offered through a firm commitment underwriting by a syndicate of major investment banks. Neither the Fund nor the selling stockholder will receive any distributor’s or seller’s commission in connection with the offering and instead will pay underwriting commissions to the underwriters. Further, the selling stockholder will not receive any proceeds from the sale of shares by the Company, and the Company will not receive any proceeds from the sale of shares by the selling stockholder. Finally, neither the Fund nor the selling stockholder had, nor do they currently have, any other agreement or understanding, directly or indirectly, with any other person, including the Company, to resell its shares other than the arrangements to be entered into with underwriters in connection with this offering and the registration rights agreement disclosed in the Registration Statement to be entered into with the Company.

Based on the totality of the circumstances described above, the Company respectfully submits to the Staff that the selling stockholder is not, and the Company should not be required to disclose that the selling stockholder is, an “underwriter” under Section 2(a)(11) of the Securities Act in connection with the offering.

Registration Rights Agreement, page 172

27.	As soon as practicable, please provide the amount of shares owned by Lone Star that will be subject to the registration rights agreement. See Item 201(a)(2)(ii) of Regulation S-K.

Response:

We note the Staff’s comment and advise the Staff that all shares to be owned by Lone Star following consummation of the offering will be subject to the registration rights agreement and such number will be calculated once a price range is determined. Such number of shares owned by Lone Star and all other information based on the midpoint of the price range will be disclosed in the amendment to the Registration Statement disclosing the price range.

Financial Statements

General

28.	Your disclosures on page 18 indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Response:

We note the Staff’s comment and respectfully advise the Staff that we have not updated our financial statements to give retroactive effect to the expected stock split in Amendment No. 1, but will do so in a future amendment to the Registration Statement and acknowledge that the Staff will require adequate time to review this new information and that the Staff may have additional comments after reviewing such information.

Forterra Building Products

Audited Financial Statements

Note 1. Organization and description of the business, page F-34

Basis of Presentation – Successor, page F-34

29.	Your portion of Lone Star’s initial $432.2 million equity investment is $167.5 million and your allocated portion of the $940 million of third party debt used to finance the Acquisition is $515.5 million. Please disclose how the amounts to be allocated were determined as well as the disclosures required by ASC 405-40-50-1. In addition, you note that your affiliate co-obligors were released from joint and several liability under the credit agreements and you are consequently the sole source of repayment under the credit agreements. Please clarify if you could potentially have to pay for more than the amount of third party debt allocated to you. Please confirm that there are no commitments to guarantee or pledge your assets or stock as collateral for the debt of Lone Star or that there are no commitments to use your cash flows to service Lone Star’s debt subsequent to the separation.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure in notes 1 and 10 to our audited combined financial statements and note 9 to our unaudited combined financial statements on pages F-38, F-59-F-60 and F-21-F-22 of the Amendment, respectively.

Basis of Presentation – Predecessor, page F-35

30.	Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please disclose management’s estimates of what the expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Refer to SAB Topic 1:B.1.

Response:

We note the Staff’s comment and advise the Staff that the financial statements reflect management’s best estimates of the costs of doing business related to the Company’s operations, including expenses incurred by other entities on the Company’s behalf. We further advise the Staff that providing additional information beyond what was disclosed in the Registration Statement in respect of the foregoing would be impracticable and that we have disclosed such fact on pages F-10 and F-40 of Amendment No. 1.

Environmental Remediation Liabilities, page F-41

31.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure regarding the immateriality of any loss exceeding amounts recognized on page F-45 of the Amendment.

Note 10. Debt and deferred financing costs, page F-54

32.	In conjunction with the issuance of debt related to the Cretex acquisition, LSF9 incurred $71.6 million of debt issuance costs and debt discounts; of which $51.9 million is attributed to your debt obligation. It is not clear if the $71.6 million of total debt issuance costs and debt discounts also includes debt related to the Acquisition and not just the Cretex acquisition. Please clarify. If this only includes debt related to the Cretex acquisition, please clarify why the entire $71.6 million would not be attributable to your debt obligation.

Response:

We note the Staff’s comment and advise the Staff that we have included expanded disclosure regarding the $71.6 million of total debt issuance costs and debt discounts on pages F-21-F-22 and F-59-F-60 of the Amendment.

Note 13. Income taxes, page F-56

33.	Income tax expense and related current and deferred income taxes receivable and payable for the periods ending March 13, 2015 and December 31, 2013 and 2014 are calculated assuming hypothetical stand-alone income tax returns filed in Canada and its provinces and hypothetical consolidated income tax return for the Predecessor’s U.S. and state activities. Please better clarify why these different methodologies were used for Canada versus the U.S.

Response:

We note the Staff’s comment and advise the Staff that we have included expanded disclosure regarding why the different methodologies were used on page F-61 of the Amendment.

Note 14. Commitments and contingencies, page F-60

Long-term Incentive Plan, page F-60

34.	Following the Acquisition the Company implemented a cash-based long term incentive plan, which entitles the participants a potential cash payout upon a monetization event which includes an initial public offering where Lone Star reduces its ownership interest below 50% or at Lone Star’s discretion. Please disclose why this offering is not considered to be a monetization event for these purposes.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure regarding why the offering is not expected to be a monetization event under the long term incentive plan on pages F-26 and F-65 of the Amendment.

Note 22. Subsequent events, page F-72

Sale-Leaseback Transaction, page F-72

35.	Please provide us with a summary of the analysis you performed pursuant to ASC 840-40 to determine the appropriate accounting for the sale-leaseback transaction in April 2016. Please also provide the disclosures required by ASC 840-40-50.

Response:

We note the Staff’s comment and advise the Staff that management’s analysis concluded the sale-leaseback transactions met all criteria of a sale under ASC 360-20 Real Estate Sales necessary for sale recognition except that the sale-leaseback transactions were considered to have one form of prohibited “continuing involvement” at the inception of the lease which preclude sale-leaseback accounting for transactions involving real estate. Specifically, a guarantee by LSF9 (as defined in our consolidated financial statements) provides the buyer-lessor with additional collateral that reduces the buyer-lessor’s risk of loss. Because of this prohibited continuing involvement, the Company recorded the sale-leaseback transactions as a financing obligation in the combined balance sheet at June 30, 2016. We further note that we have included the disclosure required by ASC 840-40-50 on page F-22 of the Amendment.

Changes to Debt Obligations and Borrowing Capacity, page F-73

36.	Please disclose the terms and conditions of the arrangements related to the debt amounts borrowed by LSF9 to finance the acquisition of US Pipe and to pay a dividend to the shareholders of LSF9 which you will be assuming. Please also provide the other disclosures required by ASC 405-40-50-1.

Response:

We note the Staff’s comment and advise the Staff that we have included the requested disclosure regarding the amounts borrowed to finance the acquisition of U.S. Pipe and to pay the June 2016 dividend on page F-79 of the Amendment.

*        *         *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (469) 284-8678 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Lori M. Browne

Lori M. Browne
Senior Vice President and General Counsel

Cc:	Jeff Chapman, Esq.
Peter Wardle, Esq.
Bill Wortmann, Esq.
Joshua Davidson, Esq.
Samantha Crispin, Esq.